LICENSE AGREEMENT

THIS LICENSING AGREEMENT, dated as of the 30th day of August 2017, is by and between Gents Group, Inc. ("Licensor") a Delaware corporation with a principal place of business at 244 Madison Avenue Suite 15B, New York, NY 10016 and American Premium Water Corporation (Licensee"), a Florida corporation with a place of business at 1615 South Congress Avenue, Suite 103 Delray Beach, Florida 33445. Licensor and Licensee shall sometimes be referred to hereinafter individually as a "Party" and collectively as the "Parties."

WHEREAS, Licensor owns the exclusive worldwide right, title and interests in the intellectual properties identified in Exhibit "A" to this Agreement (the "IP"), and therefore has the exclusive right to license such IP; and

WHEREAS, Licensee desires to obtain, and Licensor is willing to grant, a license pursuant to which Licensee shall have the right to use the IP (as hereinafter defined) on the terms set forth herein;

WHERAS, Licensee will issue Common Restricted Shares "Shares" to Initial Shareholders as defined in Gents Group, Inc Shareholders Agreement, ("Shareholders Agreement"), dated July 20th, 2016 ("Initial Shareholders") as Compensation ("Compensation") for Licensing Agreement as identified in Exhibit B.

NOW, THEREFORE, in consideration of the premises and mutual promises contained in the Agreement, and for such other good and valuable consideration the receipt of which is acknowledged, the Parties agree to the following basic terms, definitions and conditions (the "Agreement").

1. Definitions. The following terms shall be defined in this Agreement as follows:

   1.1. "License" shall mean this Agreement, being the exclusive, non-assignable right to use the IP in connection with the manufacture and sale of Licensed Products in the Territory.

   1.2. "Licensed Products" shall mean Gents branded accessories, apparel, or any product covered by the trademarks in Exhibit A.

   1.3. "Licensor" shall mean the Party so identified above, Gents Group, Inc., a Delaware Corporation existing under the laws of the State of Florida and in good standing.

   1.4. "Licensee" shall mean the Party so identified above, American Premium Water Corporation, a Florida corporation existing under the laws of the State of Florida and in good standing.

   1.5. "Territory" Worldwide.

2. Grant of License.

2.1. Subject to the terms and provisions of this Agreement, Licensor hereby grants Licensee and Licensee hereby accepts the License and related inventory. Licensor shall neither use nor authorize third parties to use the IP in connection with the manufacture, sale and/or importation of Licensed Products in the Territory during the term of this Agreement without Licensee's prior approval. To the extent it is legally permissible to do so, no license is granted hereunder for the manufacture, sale or distribution of Licensed Products to be used for publicity purposes, other than publicity of Licensed Products, in combination sales, as premiums or giveaways, or to be disposed of under or in connection with similar methods of merchandising, such license being specifically reserved for Licensor.

2.2. Except as specifically set forth in this Agreement, Licensee specifically acknowledges that this Agreement does not grant Licensee any ownership, use or rights to the IP, including but not limited to any and all improvements, enhancements, modifications, or derivative products based on the IP. As between Licensor and Licensee, Licensor owns all including all rights to any and all patent, copyright and trade secrets as a result of their joint efforts hereunder, and Licensee agrees not to challenge, directly or indirectly, any such rights of Licensor.

2.3. Licensee shall not purport to grant any right, permission or license hereunder to any third party, whether at common law or otherwise. Licensee shall not without Licensor's prior written approval sell any Licensed Products bearing the IP to any third party which, directly or indirectly, sells or proposes to sell such Licensed Products outside the Territory. Licensee shall use its best efforts to prevent any such resale outside the Territory and shall, immediately upon learning or receiving notice from Licensor that a customer is selling Licensed Products outside the Territory, cease all sales and deliveries to such customer.

2.4. Licensee recognizes that there are many uncertainties in the business contemplated by this Agreement. Licensee agrees and acknowledges that other than those representations explicitly contained in this Agreement, if any, no representations, warranties or guarantees of any kind have been made to Licensee either by Licensor or its affiliates, or by anyone acting on their behalf. Without limitation, no representations concerning the value of the Licensed Products or the prospects for the level of their sales or profits have been made and Licensee has made its own independent business evaluation in deciding to manufacture and distribute the Licensed Products on the terms set forth herein.

3. Compensation

3.1. Initial Shareholders of Licensor shall receive Shares from Licensee as defined in Exhibit B within Thirty Days (30) of execution of the Agreement

3.2. On the Second (2nd) Anniversary of the Agreement, Licensee shall have Option ("Option) to acquire Licensor's IP and other Assets to Licensee for an additional Consideration of 3,798,480 shares to Initial Shareholders .

3.2.1. Thirty (30) Days prior to Second Anniversary of the Agreement, Licensee will indicate to Licensor its intent to exercise option. If Licensee chooses not to exercise Option, Licensee will have option Thirty (30) Days prior to Renewal of Agreement

3.2.2. If Licensee does not exercise Option after Renewal of Agreement, Licensee shall have retain Option Thirty (30) Days prior to subsequent anniversaries of this Agreement

4. Design Standards and Prestige of Licensed Products.

4.1. Licensee acknowledges that the IP has established prestige and goodwill and are well recognized in the minds of the public, and that it is of great importance to each Party that in the manufacture and sale of the Licensed Products, the high standards and reputation that Licensor has established be maintained. Accordingly, all items of Licensed Products manufactured or caused to be manufactured by Licensee hereunder shall be of high quality workmanship with strict adherence to all details and characteristics embodied in the designs furnished by Licensee.

4.2. In the event that any Licensed Product is, in the judgment of Licensor, not being manufactured, distributed or sold with first quality workmanship or in strict adherence to all details and characteristics of the approved design, Licensor shall notify Licensee thereof in writing and Licensee shall promptly repair or change such Licensed Product to conform thereto.

5. Marketing & Distribution.

5.1. Licensor and Licensee agree that each of the interests of both Parties will be served best by collaborating their efforts, therefore with respect to both the marketing and distribution of the Licensed Products in the Territory, all such activities shall be performed by Licensor exclusively as a service to Licensee as part of its obligations under this Agreement.

5.2. Licensee and Licensor shall maintain the high standards of the IP and the Licensed Products, in all advertising, packaging and promotion of the Licensed Products. Licensee shall not employ or otherwise release any of advertising or packaging or other business materials relating to any Licensed Products or bearing the IP, unless and until Licensee shall have made a request, in writing, for approval by Licensor. Licensor may, with respect to any of Licensee's advertising, packaging or business materials submitted, make such suggestions as Licensor deems necessary or appropriate, or disapprove, in either event by notice to Licensee. Any approval granted hereunder shall be limited to use during the seasonal collection of Licensed Products to which such advertising relates and shall be further limited to the use (e.g. TV or print) for which approval by Licensor was granted.

5.3. Licensee shall exercise its best efforts to safeguard the established prestige and goodwill of the IP and any trademarks associated therewith at the same level of prestige and goodwill as heretofore maintained. "Image" as used herein refers primarily to quality and style of packaging, advertising and promotion, creation and introduction of new products, type of outlets with reference to quality of service provided by retail outlets and quality of presentation of Licensed Products in retail outlets. Licensee shall take all necessary steps, and all steps reasonably requested by Licensor, to prevent or avoid any misuse of the IP by any of its customers, contractors or other resources.

5.4. To the extent permitted by applicable law Licensor may from time to time, and in writing, promulgate reasonable rules and regulations to Licensee relating to the manner of use of the IP. Licensee shall comply with such rules and regulations. Any such rules or regulations shall not be inconsistent with or derogate from the terms of this Agreement.

6. IP Protection.

6.1. All uses of the IP by Licensee, including, without limitation, use in any business documents, invoices, stationery, advertising, promotions, labels, packaging and otherwise shall require Licensor's prior written consent.

6.2. Licensee shall cooperate fully and in good faith with Licensor for the purpose of securing and preserving Licensor's rights in and to the IP. Nothing contained in this Agreement shall be construed as an assignment or grant to Licensee of any right, title or interest in or to the IP, or any of Licensor's other trademarks, it being understood that all rights relating thereto are reserved by Licensor, except for the License hereunder to Licensee of the right to use the IP only as specifically and expressly provided herein. Licensee shall not file or prosecute a trademark or service mark application or applications to register the IP, for Licensed Products or otherwise.

6.3. Licensee shall not, during the term of this Agreement or thereafter nor in any jurisdiction:

6.3.1. attack Licensor's title or rights in and to either the IP, nor

6.3.2. attack the validity of this License, nor

6.3.3. contest the fact that Licensee's rights under this Agreement (i) are solely those of a licensee, manufacturer and distributor and (ii) subject to the provisions of paragraph 10 hereof, cease upon termination of this Agreement.

The provisions of this paragraph shall survive the termination of this Agreement.

6.4. All right, title and interest in and to all samples, patterns, sketches, designs, artwork, logos and other materials used in the creation of the Licensed Products, whether created by Licensee or Licensor, and any logo or crest associated with the IP, even if such logo or crest was designed or furnished by Licensee, shall be the sole property of Licensor. Licensee shall assist Licensor to the extent necessary in the protection of or the procurement of any protection of Licensor's rights to the IP, designs, design patents and copyrights hereunder and Licensor, if Licensor so desires, may commence or prosecute any claims or suits in Licensor's own name or in the name of Licensee or join Licensee as a party thereto. Licensee shall promptly notify Licensor in writing of any uses which may be infringements or imitations by others of the IP on articles similar to those covered by this Agreement which may come to Licensee's attention. Licensor shall have the sole right to determine whether or not any action shall be taken on account of any such infringements or imitations. Licensor shall bear one hundred percent (100%) of the costs of all actions or proceedings it undertakes, and shall be entitled to all recoveries in such actions. If Licensor declines to take action with respect to a particular infringer Licensee is not obligated to but may, with Licensor's prior written consent, undertake such action at Licensee's expense, in which case Licensee shall be entitled to all recoveries in such action.

7. Royalties.

7.1. In consideration of the rights granted to Licensee and the obligations of Licensor under this Agreement, Licensee shall pay to Licensor earned royalties as specified in the following sentence which shall be based on the adjusted gross sales price of all Licensed Products manufactured and sold by Licensee hereunder, which payments shall be non-refundable and irrevocable. Earned royalties shall equal to Eight Percent (8%) of the adjusted gross sales price of all Licensed Products sold under this Agreement. Unless otherwise specified, all payments shall be made in United States' dollars. Licensee shall prepare or cause to be prepared statements of operations for the first month in which Licensed Products are offered for sale to the trade, and for each month thereafter for so long as Licensee is offering Licensed Products for sale hereunder, which statements shall be furnished to Licensor together with the earned royalties due for each such month on the last day of the following month. The statement and royalty payment provided on the last day of each April (for the month of March), July (for the month of June), October (for the month of September) and January (for the month of December) during the term shall be used to reduce Licensee's minimum royalty obligation for the Term. The term "adjusted gross sales price" shall mean the gross sales price to retailers or wholesalers of all Licensed Products sold under this Agreement less any fees, trade discounts, merchandise returns, sales tax (if separately identified and charged) and markdowns and/or chargebacks which, in accordance with generally accepted accounting principles.

7.2. All past due payments will accrue interest at the lesser of (a) one-half percent (1/2%) per month or (b) the maximum rate permitted by applicable law, whichever is lower, in each case, from the date due until fully paid.

7.3. The obligation of Licensee to pay royalties hereunder shall be absolute notwithstanding any claim which Licensee may assert against Licensor. Licensee shall not have the right to set-off, compensate or make any deduction from such royalty payments for any reason whatsoever.

8. Term

8.1. Licensor shall have right to terminate within thirty days (30) upon execution of this Agreement

8.2. The term of this Agreement shall commence as of the date hereof and shall terminate on August 31, 2020; provided, however, that if no Event of Default shall have occurred and not been cured or waived, and Licensee has achieved the minimum royalties set forth in Paragraph 6.2 above for the period, Licensee and Licensor shall have the mutual option to renew this Agreement for an additional three (3) year period (the "Renewal Term") so as to expire on August 31, 2023, upon providing notice to Licensor on or before June 30th, 2020, on the terms and conditions herein except that there will be no further right to renewal.

9. Default; Change of Control.

9.1. Each of the following shall constitute an event of default ("Event of Default") hereunder:

9.1.1. Any installment of royalty payments is not paid when due and such default continues for more than fifteen (15) days after written notice thereof to Licensee;

9.1.2. Licensee shall fail to timely present for sale to the trade a broadly representative and fair collection of each seasonal collection of Licensed Products designed hereunder or Licensee shall fail to timely ship to its customers a material portion of the orders of Licensed Products it has accepted;

9.1.3. Licensee defaults in performing any of the other terms of this Agreement and continues in such default for a period of thirty (30) days after notice thereof (unless the default cannot be cured within such thirty (30) day period and Licensee shall have commenced to cure the default and proceeds diligently thereafter to cure within an additional fifteen (15) day period);

9.1.4. Licensee fails within fifteen (15) days after written notice that payment is overdue to pay for any Licensed Products or materials, trim, fabrics, packaging or services relating to Licensed Products purchased by Licensee from Licensor or, unless Licensee is contesting in good faith the amount due, any agent or licensee of Licensor or any other supplier of such items;

9.1.5. If Licensee shall use the IP in an unauthorized or improper manner and/or if Licensee shall make an unauthorized disclosure of confidential information or materials given or loaned to Licensee by Licensor;

9.1.6. Licensee institutes proceedings seeking relief under a bankruptcy act or any similar law, or consents to entry of any order for relief against it in any bankruptcy or insolvency proceeding or similar proceeding, or files a petition for or consent or answer consenting to reorganization or other relief under any bankruptcy act or other similar law, or consents to the filing against it of any petition for the appointment of a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of it or of any substantial part of its property, or a proceeding seeking such an appointment shall have been commenced without Licensee's consent and shall continue undismissed for sixty (60) days or an order providing for such an appointment shall have been entered, or makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts as they become due or fails to pay its debts as they become due, or takes any action in furtherance of the foregoing;

9.1.7. Licensee transfers or agrees to transfer substantially all of its property in a transaction which results in ownership inconsistent with the terms of paragraph 9.3 hereof;

9.1.8. The calling of a meeting of creditors, appointment of a committee of creditors or liquidating agents, or offering a composition or extension to creditors by, for or of Licensee;

9.1.9. There shall be a direct or indirect change in control of the company which results in ownership inconsistent with the terms of paragraph 9.3 hereof; or

9.1.10. Licensee shall have failed to perform any material term, covenant or agreement on its part to be performed under any agreement or instrument (other than this Agreement) evidencing or securing or relating to any indebtedness owing by Licensee, if the effect of such failure is to accelerate the maturity of such indebtedness, or to permit the holder or holders of such indebtedness to cause such indebtedness to become due prior to the stated maturity thereof.

9.2. If any Event of Default as described in the immediately preceding paragraph shall occur, Licensor shall have the right, exercisable in its sole discretion, to terminate this Agreement and the License upon ten (10) days' written notice to Licensee of its intention to do so, and upon the expiration of such ten (10) day period, this Agreement and the License shall terminate and come to an end. Any termination of this Agreement shall be without prejudice to any remedy of Licensor for the recovery of any monies then due it under this Agreement or in respect to any antecedent breach of this Agreement, and without prejudice to any other right of Licensor including, without limitation, damages for breach to the extent that the same may be recoverable and Licensee agrees to reimburse Licensor for any costs and expenses (including attorneys' fees) incurred by Licensor

in enforcing its rights hereunder. No assignee for the benefit of creditors, receiver, liquidator, sequestrator, trustee in bankruptcy, sheriff or any other officer of the court or official charged with taking over custody of Licensee's assets or business shall have any right to continue the performance of this Agreement.

10. Effect of Termination.

10.1. It is understood and agreed that except for the License to use the IP only as specifically provided for in this Agreement, Licensee shall have no right, title or interest in or to the IP. Upon and after the termination of this License, all rights granted to Licensee hereunder, together with any interest in and to the IP which Licensee may acquire, shall forthwith and without further act or instrument be assigned to and revert to Licensor. In addition, Licensee will execute any instruments requested by Licensor which are necessary to accomplish or confirm the foregoing. Any such assignment, transfer or conveyance shall be without consideration other than the mutual agreements contained herein. Licensor shall thereafter be free to license to others the right to use the IP in connection with the manufacture and sale of the Licensed Products covered hereby, and Licensee will refrain from further use of the IP or any further reference to them, direct or indirect, or any other trademark, trade name or logo that is confusingly similar to the IP, or associated with the IP in any way, in connection with the manufacture, sale or distribution of Licensee's products.

10.2. Licensee acknowledges and admits that there would be no adequate remedy at law for its failure to cease the manufacture or sale of the Licensed Products covered by this Agreement at the termination of the License, and Licensee agrees that in the event of such failure Licensor shall be entitled to liquidated damages and the minimum annual royalty set forth in paragraph 6.2 above shall be accelerated and payable immediately. In addition, Licensor shall be entitled to equitable relief by the way of temporary and permanent injunction and such other and further relief as any court with jurisdiction may deem just and proper.

11. Limitation of Liability.

11.1. Licensor shall not be liable hereunder for any special, incidental, indirect or consequential damages whatsoever, whether such damages arise in contract, tort (including negligence) or otherwise, including but not limited to lost profits or revenues, business interruption, overhead costs, and damages arising out of commitments to subcontractors or personal services contracts, even if Licensee has been advised or should have known of the possibility of such damages.

11.2. Notwithstanding any provision in this Agreement to the contrary, Licensor will not be responsible for and will bear no liability for any damages arising from any use of the IP or distribution of the Licensed Product.

11.3. Licensee shall indemnify and save and hold Licensor and its assignees, directors, officers, servants, agents and employees, harmless from and against any and all liability, claims, causes of action, suits, damages and expenses (including reasonable attorneys' fees and expenses in actions involving third parties or between the parties hereto), which they, or any of them, are or become liable for, or may incur, or be compelled to pay by reason of any acts, whether of omission or commission, that may be committed or suffered by Licensee or any of its servants, agents or employees in connection with Licensee's performance of this Agreement, including Licensee's use of Licensee's own designs, in connection with Licensed Products manufactured by or on behalf of Licensee or otherwise in connection with Licensee's business.

12. Insurance.

12.1. Licensee shall carry product liability insurance with limits of liability in the minimum amount, in addition to defense costs, of $5,000,000 per occurrence and $5,000,000 per person and Licensor shall be named therein as insureds, as their interests may appear. The maximum deductible with respect to such insurance shall be $100,000. Licensee shall, promptly after the signing of this Agreement, deliver to Licensor a certificate of such insurance from the insurance carrier, setting forth the scope of coverage and the limits of liability and providing that the policy may not be canceled or amended without at least thirty (30) days prior written notice to Licensor. (Let's not agree unless we know we can afford)

13. Disclosure.

13.1. Each party understands that the other party may disclose Confidential Information in the course of exercising its rights or performing its obligations under this Agreement. As between the parties, the Confidential Information of each Party will remain its sole property.

13.2. Licensor and Licensee, and their affiliates, employees, attorneys, accountants and bankers shall hold in confidence and not use or disclose, except as permitted by this Agreement, (i) Confidential Information of the other or (ii) the terms of this Agreement, except upon consent of the other or pursuant to, or as may be required by law, or in connection with regulatory or administrative proceedings and only then with reasonable advance notice of such disclosure to the other. Licensee shall take all reasonable precautions to protect the secrecy of the material used pursuant to this Agreement prior to the commercial distribution or the showing of samples for sale, and shall not sell any merchandise employing or adapted from any of said designs sketches, artwork, logos, and other materials or their use except under the IP.

13.3. Licensee agrees that all press releases and other public announcements related to Licensor's operations hereunder, shall be subject to approval by Licensor, and that each request for a

statement, release or other inquiry shall be sent in writing to the advertising/publicity director of Licensor for response.

14. Key Personnel.

14.1. At all times during the term hereof, Licensee shall employ or appoint a senior executive, approved in advance by Licensor (such approval not to be unreasonably withheld), whose primary responsibility shall be to manage all of Licensee's operations pursuant to this Agreement. For initial term of Agreement, designee will be Ryan Fishoff

15. Miscellaneous.

15.1. All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been properly given or sent (i) on the date when such notice, request, consent or communication is personally delivered or (ii) five (5) days after the same was sent, if sent by certified or registered mail or (iii) two (2) days after the same was sent, if sent by overnight courier delivery or electronic mail address, as follows:

15.1.1. if to Licensee, addressed as follows:
American Premium Water Corporation
1615 South Congress Avenue
Suite 103
Delray Beach, Florida 33445
Email: ac@americanpremiumwater.com;

15.1.2. if to Licensor, addressed as follows:
Gents Group, Inc.
244 Madison Ave
Suite 15B
New York, NY 10016
Email: ryan@gentsco.com

15.1.3. with a copy to:
Robinson Brog Leinwand Greene Genovese & Gluck P.C.
875 Third Avenue, 9th Floor
New York, NY 10022
Tel: (212) 603-0497

Email: zblumenthal@robinsonbrog.com

Anyone entitled to notice hereunder may change the address to which notices or other communications are to be sent to it by notice given in the manner contemplated hereby.

15.2. Nothing herein contained shall be construed to place the parties in the relationship of partners or joint venturers, and no party hereto shall have any power to obligate or bind any other party hereto in any manner whatsoever, except as otherwise provided for herein.

15.3. None of the terms hereof can be waived or modified except by an express agreement in writing signed by the party to be charged. The failure of any party hereto to enforce, or the delay by any party in enforcing, any of its rights hereunder shall not be deemed a continuing waiver or a modification thereof and any party may, within the time provided by applicable law, commence appropriate legal proceedings to enforce any and all of such rights. All rights and remedies provided for herein shall be cumulative and in addition to any other rights or remedies such parties may have at law or in equity. Any party hereto may employ any of the remedies available to it with respect to any of its rights hereunder without prejudice to the use by it in the future of any other remedy with respect to any of such rights. No person, firm or corporation, other than the parties hereto shall be deemed to have acquired any rights by reason of anything contained in this Agreement.

15.4. This Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the parties hereto. Licensor may assign all or any portion of the royalties payable to Licensor hereunder, as designated by Licensor, and in addition, Licensor may assign all of its rights, duties and obligations hereunder to any entity to which the IP, or the right to use the IP, has been transferred, or to an affiliate of any such entity. The rights granted to Licensee hereunder are unique and personal in nature, and neither this Agreement nor the License may be assigned by Licensee without Licensor's prior written consent, which may be withheld in Licensor's sole discretion. Any attempt by Licensee to transfer any of its rights or obligations under this Agreement, whether by assignment, sublicense or otherwise, without having received the prior written consent of Licensor shall constitute an Event of Default, but shall otherwise be null and void. Licensee may employ subcontractors subject to the prior written approval of Licensor for the manufacture of the Licensed Products; provided, however, that in any event, (i) the supervision of production of Licensed Products shall remain under the control of Licensee, (ii) Licensee shall maintain appropriate quality controls, (iii) such subcontractors shall comply with the quality and (iv) such subcontractors shall comply with other requirements of Licensor consistent with the terms of this Agreement, including, but not limited to, the execution by subcontractor of an agreement related to the proper use and protection of the IP.

15.5. Licensee shall comply with all laws, rules, regulations and requirements of any governmental body which may be applicable to the operations of Licensee contemplated hereby, including, without limitation, as they relate to the manufacture, distribution, sale or promotion of Licensed Products, notwithstanding the fact that Licensor may have approved such item or conduct.

Licensee shall advise Licensor in the event any Final Prototype does not comply with any such law, rule, regulation or requirement.

15.6. This Agreement shall be construed in accordance with and governed by the laws of the State of Florida, applicable to contracts made and to be wholly performed therein without regard to its conflicts of law rules.

15.7. The provisions hereof are severable, and if any provision shall be held invalid or unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability shall affect only such provision, or part thereof in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction, or any other provision in this Agreement in any jurisdiction. To the extent legally permissible, an arrangement which reflects the original intent of the parties shall be substituted for such invalid or unenforceable provision.

15.8. The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

15.9. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused the same to be executed by a duly authorized officer as of the day and year first above written.

LICENSOR:

Gents Group, Inc

BY: ______________________

Ryan Fishoff, Managing Partner

LICENSEE:

American Premium Water Corp.

BY: ______________________

Alferd Culbreth, CEO

Exhibit A

Licensed Intellectual Property

1.

Exhibit B
Share Transfer Schedule

Per execution of the Agreement, shares (the "***Shares***") of Restricted Common Stock (the "***Common Stock***") of the Licensee are issued and outstanding as follows:

Name of Shareholder	Number of Shares
Michael Gooch	3,228,826
Joshua Reed	1,428,134
Robert Milan Prilepok	950,796
Harvey Alligood	601,524
LML Enterprises LLC	485,100
Ron Bergundy Holdings I LLC	485,100
Jorge Perez-	97,020
Chris Detert	48,510
Gary Mantoosh	48,510